EXHIBIT 21.1

Subsidiaries of the Company

At December 31, 2014

State or Jurisdiction of Organization	Subsidiaries	Ownership %

Delaware	COG Operating LLC	100%
Delaware	Concho Oil & Gas LLC	100%
Texas	Quail Ranch LLC	100%
Texas	COG Realty LLC	100%
Texas	COG Holdings LLC	100%
Texas	Delaware River SWD LLC	100%
Texas	COG Production LLC	100%
Texas	COG Acreage LP	100%